Our File Number: 41163.00001

Writer’s Direct Dial Number: (954) 462-2000

Writer’s Direct Fax Number: (954) 888-2033

Writer’s E-Mail Address: dscileppi@gunster.com

March 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Amanda Ravitz, Assistant Director

Re:	Sensus Healthcare, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed March 10, 2016
File No. 333-209451

Dear Ms. Ravitz:

On behalf of Sensus Healthcare, Inc. (the “Company”) we hereby respond to the verbal comments by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission as provided on March 18, 2016 regarding Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-209451) filed on March 10, 2016 (the “Registration Statement”).

For reference purposes, the verbal comments have been reproduced herein with a response below such comment. For your convenience, we have italicized the reproduced verbal comments.

1.	We note your revisions to Page 81, as well as other places in the Registration Statement, detailing a potential grant of restricted stock immediately after pricing of your offering. Please give consideration as to whether any additional disclosure is necessary in the beneficial ownership table or with regard to related party transactions.

RESPONSE: We acknowledge the Staff’s comment and the beneficial ownership table and related party transaction disclosure in Amendment No. 2 to the Registration Statement to provide additional disclosure as of the nature and effect of these grants. These changes are indicated in Appendix A to this letter.

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

March 24, 2016

2.	Please file the executed legal opinion as Exhibit 5.1. In the executed legal opinion, please ask your counsel to note that it has reviewed “such other documents that they deemed necessary” and to strike the language contained in (ii) of the documents reviewed section of their opinion.

RESPONSE: A revised executed legal opinion will be filed.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 713-6433.

Very truly yours,

/s/ David C. Scileppi
David C. Scileppi

cc:	Daniel Morris, U.S. Securities and Exchange Commission
Eric Atallah, U.S. Securities and Exchange Commission
Geoff Kruczek, U.S. Securities and Exchange Commission
Jay Webb, U.S. Securities and Exchange Commission
Joseph C. Sardano, Chief Executive Officer, Sensus Healthcare, Inc.
Arthur Levine, Chief Financial Officer, Sensus Healthcare, Inc.
Ivan Blumenthal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Merav Gershtenman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John Gabriel, Marcum LLP
Patrick O’Brien, Marcum LLP
Robert B. Lamm, Gunster
Gustav L. Schmidt, Gunster

Appendix A

|

As filed with the Securities and Exchange Commission on March 24, 2016.

Registration No. 333-209451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

|

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sensus Healthcare, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	27-1647271
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

851 Broken Sound Pkwy. NW #215
Boca Raton, Florida 33487
(561) 922-5808
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Joseph C. Sardano
President and Chief Executive Officer
Sensus Healthcare, Inc.
851 Broken Sound Pkwy. NW #215
Boca Raton, Florida 33487
(561) 922-5808
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

David C. Scileppi, Esq. Robert B. Lamm, Esq. Gustav L. Schmidt, Esq. Gunster, Yoakley & Stewart, P.A. 450 E. Las Olas Blvd., Suite 1400 Fort Lauderdale, Florida 33301 (954) 462-2000	Arthur Levine Chief Financial Officer Sensus Healthcare, Inc. 851 Broken Sound Pkwy. NW #215 Boca Raton, Florida 33487 (561) 922-5808	Ivan Blumenthal, Esq. Merav Gershtenman, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☒

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED MARCH 24, 2016

1,818,182 Shares of Common Stock

Sensus Healthcare, Inc.

This is a firm commitment initial public offering of shares of common stock of Sensus Healthcare, Inc. No public market currently exists for our shares. We anticipate that the initial public offering price of our shares of common stock will be between $10.00 and $12.00 per share.

We have applied to list our shares of common stock for trading on the Nasdaq Capital Market under the symbol "SRTS." No assurance can be given that our application will be approved. We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions[(1)]	$	$
Proceeds to Sensus Healthcare, Inc., before expenses	$	$

(1) Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters. See "Underwriting" on page 99 for a description of additional compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to 272,727 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about , 2016.

Joint Book-Running Managers

Joseph Gunnar & Co. Feltl and Company

Lead Manager

Neidiger, Tucker, Bruner, Inc.

The date of this prospectus is , 2016

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	12
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	35
USE OF PROCEEDS	37
DIVIDEND POLICY	38
CORPORATE CONVERSION	39
CAPITALIZATION	41
DILUTION	43
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	45
BUSINESS	53
MANAGEMENT	73
EXECUTIVE AND DIRECTOR COMPENSATION	78
PRINCIPAL STOCKHOLDERS	87
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	89
DESCRIPTION OF CAPITAL STOCK	92
SHARES ELIGIBLE FOR FUTURE SALE	95
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS	96
UNDERWRITING	99
LEGAL MATTERS	107
EXPERTS	107
WHERE YOU CAN FIND MORE INFORMATION	107
FINANCIAL STATEMENTS OF SENSUS HEALTHCARE, INC.	F-1

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. The underwriters and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the U.S.

i

The Offering

Common stock offered by us	1,818,182 shares.
Common stock to be outstanding after this offering	8,339,399 shares (or 8,612,126 shares if the underwriters' option to purchase additional shares is exercised in full).
Underwriters' option to purchase additional shares of common stock from us	We have granted the underwriters a 45-day option to purchase 272,727 additional shares.
Use of proceeds	We estimate, based upon the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we will receive net proceeds from the offering of approximately $17.8 million (or $20.6 million if the underwriters' option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering for: • the expansion of our sales and marketing activities, including hiring new sales representatives; • research and development for new products and improvements to existing products; • to pay a dividend owed to former holders of units with a preferred return prior to our corporate conversion, in each case who have not elected to convert such dividend into shares of our common stock at the initial public offering price within 30 days following the closing of this offering; and • the remainder for working capital and other general corporate purposes. See "Use of Proceeds."
Dividend policy	We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt; therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy."
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 12 of this prospectus and all other information set forth in this prospectus before investing in our common stock.
Proposed Nasdaq symbol	"SRTS"

The common stock to be outstanding after this offering is based on 6,521,217 shares outstanding as of January 1, 2016, after giving effect to our proposed 152.18-for-one forward stock split, and excludes the following as of such date:

- as of January 1, 2016, 9,130 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.57 per share;
- as of January 1, 2016, 396,733 shares issuable upon the exercise of warrants at a weighted-average exercise price of $3.84 per share;

8

- 250,000 shares reserved for future issuance under our 2016 Equity Incentive Plan including $1.8 million of restricted stock awards, or 163,636 shares (based on $11.00 per share — the midpoint of the price range set forth on the cover page of this prospectus), expected to be granted to certain of our officers and employees following the pricing of this offering;
- shares issuable upon the election of former holders of units with a preferred return, within 30 days of the closing of this offering to convert all or a portion of the cumulative preferred dividend into shares of common stock at the initial public offering price; and
- 104,545 shares of common stock issuable upon exercise of warrants to be issued to certain of the underwriters in connection with this offering, at an exercise price per share equal to 125% of the public offering price, as described in the "Underwriting — Underwriters' Warrants" section of this prospectus.

Unless otherwise indicated, this prospectus assumes:

- an initial public offering price of $11.00 per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus;
- no exercise of the underwriters' warrants to purchase 104,545 shares of our common stock at an exercise price of 125% of the initial offering price to the public to be issued to certain of the underwriters described above;
- no exercise of the underwriters' option to purchase up to an additional 272,727 shares of our common stock;
- none of the former holders of units with a preferred return elect to convert any portion of their cumulative preferred dividend into shares of common stock at the initial public offering price; and
- Except in our historical financial statements, the effect of our proposed 152.18-for-one forward stock split to be consummated after the effective time of this registration statement of which this prospectus is a part and prior to the consummation of this offering.

9

Summary historical financial data

The tables below summarize our financial information for the periods indicated. We derived the financial information for the years ended December 31, 2013, 2014 and 2015 from our audited financial statements included elsewhere in this prospectus. You should read the following information together with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes. Our historical results are not necessarily indicative of the results to be expected in any future period.

	For the Years Ended December 31,		
	2013	2014	2015
Revenues	$10,478,920	$ 5,810,205	$10,273,094
Cost of Sales	3,600,348	2,054,798	3,698,687
Gross Profit	6,878,572	3,755,407	6,574,407
Operating Expenses			
Selling and marketing	3,965,276	4,208,241	3,742,535
General and administrative	1,453,344	1,650,651	1,586,401
Research and development	1,333,111	1,576,775	1,466,728
Total Operating Expenses	6,751,731	7,435,667	6,795,664
Income (Loss) From Operations	126,841	(3,680,260)	(221,257)
Other Income (Expense)			
Interest expense	(20,467)	(20,030)	(17,786)
Interest income	1,253	820	1,776
Total Other Income (Expense)	(19,214)	(19,210)	(16,010)
Net Income (Loss)	$ 107,627	$(3,699,470)	$ (237,267)
Preferential distribution	(513,332)	(537,693)	(513,332)
Net Loss Attributable to Common Stockholders	$ (405,705)	$(4,237,163)	$ (750,599)
Net Loss Attributable to Common Stockholders per share – basic and diluted	$ (10.02)	$ (103.76)	$ (18.37)
Pro Forma Net Loss Attributable to Common Stockholders per share[(1)] – basic and diluted (unaudited)	$ (0.07)	$ (0.68)	$ (0.12)
Weighted average number of shares used in computing net loss per share – basic and diluted	40,482	40,835	40,857
Pro Forma Weighted average number of shares used in computing net loss per share[(1)] – basic and diluted (unaudited)	6,160,551	6,214,270	6,217,618
Adjusted EBITDA, non-GAAP	$ 442,502	$(3,397,462)	$ 169,914

(1) Pro forma per share data gives effect to the 152.18-for-one stock split to be consummated after the effective date of the registration statement of which this prospectus is a part and prior to the consummation of this offering. Pro forma net loss attributable to common stockholders per share consists of net income divided by the pro forma basic and diluted weighted average number of shares used in computing net loss per share — basic and diluted.

Non-GAAP Financial Measures

Adjusted EBITDA, is a non-GAAP financial measure which we use in our financial performance analyses. This measure should not be considered a substitute for GAAP-basis measures nor should it be viewed as a substitute for operating results determined in accordance with GAAP. We believe that the presentation of Adjusted EBITDA, a non-GAAP financial measure that excludes the impact of net interest expense, certain taxes, depreciation, amortization, and stock compensation expense provides useful supplemental information that is essential to a proper understanding of our financial results. Non-GAAP measures are not formally defined by GAAP, and other entities may use calculation methods that differ from ours for the purposes of calculating

10

Adjusted EBITDA. As a complement to GAAP financial measures, we believe that Adjusted EBITDA assists investors who follow the practice of some investment analysts who adjust GAAP financial measures to exclude items that may obscure underlying performance and distort comparability.

The following is a reconciliation of net income to the non-GAAP financial measure referred to in this prospectus as Adjusted EBITDA for the three years ended December 31, 2013, 2014 and 2015.

	For the Years Ended December 31,		
	2013	2014	2015
Net Income (Loss), as reported	$107,627	$(3,699,470)	$(237,267)
Add:			
Depreciation and amortization	265,557	272,649	315,599
Taxes[(1)]	49,024	3,672	69,095
Interest, net	19,214	19,210	16,010
Stock compensation expense	1,080	6,477	6,477
Adjusted EBITDA, non-GAAP	$442,502	$(3,397,462)	$ 169,914

(1) Taxes include all taxes paid by the Company, other than payroll taxes, including on income, ad valorem, and excise taxes.

	As of December 31, 2015		
	Actual	Pro forma[(1)(2)]	Pro forma as adjusted[(2)(3)]
Balance sheet data:			
Cash and cash equivalents	$5,065,068	$5,065,068	$23,465,068
Working capital[(4)]	4,899,524	2,225,327	20,046,700
Total assets	9,636,154	9,636,154	27,457,727
Total liabilities	3,714,550	6,388,747	6,388,747
Total stockholders' equity	5,921,604	3,247,407	21,068,780
Total liabilities and stockholders' equity	9,636,154	9,636,154	27,457,527

(1) Pro forma to reflect the accrual of the dividend payable to the former holders of units with a preferred return that was declared upon our conversion from a Delaware limited liability company to a Delaware corporation, effective January 1, 2016.

(2) Pro forma and pro forma as adjusted information discussed above are unaudited and illustrative only.

(3) Pro forma as adjusted gives effect to (1) the accrual of the dividend payable to the former holders of units with a preferred return that was declared upon our conversion from a Delaware limited liability company to a Delaware corporation and (2) the sale of shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom.

(4) Represents current assets less current liabilities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity by approximately $10.1 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

11

Under the Jumpstart Our Business Startups Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Substantial future sales of our common stock in the public market, or the perception that these sales may occur, could cause the price of our common stock to decline, even if our business is doing well.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline, even if our business is doing well. All common stock sold in this offering, other than shares acquired by our affiliates, will be freely transferable without restriction or additional registration under the Securities Act of 1933. All of the remaining common stock outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period pursuant to Rule 144 and Rule 701 under the Securities Act. See "Shares eligible for future sale" and "Underwriting" for a detailed description of the lock-up and Securities Act of 1933 restrictions. Any or all of our common stock may be released prior to expiration of the lock-up period at the discretion of the underwriter. To the extent this common stock is released before the expiration of the lock-up period and sold into the market, the market price of our common stock could decline.

Our executive officers, directors and principal stockholders may exert control over us and may exercise influence over matters subject to stockholder approval.

Our executive officers and directors, together with their respective affiliates, beneficially owned approximately 49.8% of our outstanding common stock as of March 1, 2016, and upon consummation of this offering, that same group will beneficially own approximately 38.6% of our outstanding common stock. Accordingly, these stockholders, if they act together, may exercise substantial influence over matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discourage a potential acquirer from attempting to obtain control over us, which in turn could have a material adverse effect on the market value of our common stock. For information regarding the ownership of our common stock by our executive officers and directors and their affiliates, please see the section entitled "Security ownership of certain beneficial owners and management."

Our management will have broad discretion over the use and investment of the net proceeds received in this offering and might not apply the proceeds in ways that increase the value of your investment in our common stock.

Our management will have broad discretion over the use and investment of the net proceeds received from this offering, and you will be relying on, and may not agree with, the judgment of management regarding the application of these net proceeds. Management intends to use the net proceeds received from this offering as described in the section entitled "Use of Proceeds." The failure by management to apply these funds effectively may result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Management may invest the net proceeds received from this offering in a manner that does not produce income or increase value, which could have a material adverse effect on our business and cause the price of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to attract or sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts cover us or our business, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our common stock would be materially and negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us or our business downgrade our common stock or publish inaccurate or unfavorable research about us or our business, the price of our common stock would likely decline. If one or more of these analysts cease

31

CORPORATE CONVERSION

Overview

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sensus Healthcare, Inc. In order to consummate the corporate conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware. As part of the corporate conversion, all limited liability company interests of Sensus Healthcare, LLC, which are in the form of units, were converted, on a one-for-one basis, into an aggregate of 42,852 shares of our common stock as follows (without giving effect to our expected 152.18-for-one forward stock split):

- holders of our units without a preferred return received an aggregate of 30,101.99 shares of our common stock, par value $0.01 per share; and
- holders of our units with a preferred return received an aggregate of 12,750.01 shares of our common stock, par value $0.01 per share and the right to receive payment of a dividend in cash or common stock, at the election of the holder thereof, upon a change in control in the amount of $209.74 per unit (see "Conversion of Cumulative Preferred Dividends into Common Stock" below); and
- holders of options and warrants to purchase units of Sensus Healthcare, LLC received options and warrants to purchase an aggregate of 60 and 2,607 shares of our common stock with a weighted-average exercise price per share of $1,000 and $585, respectively, which we expect will remain outstanding following this offering except to the extent any such options or warrants are exercised prior to this offering.

Following our corporate conversion, Sensus Healthcare, Inc. continued to hold all property and assets of Sensus Healthcare, LLC and retained all of the debts and obligations of Sensus Healthcare, LLC. Sensus Healthcare, Inc. is governed by a certificate of incorporation, which was filed with the Secretary of State of the State of Delaware, and bylaws, the material provisions of which are described under the heading "Description of Capital Stock." On the effective date of the corporate conversion, the members of the board of managers of Sensus Healthcare, LLC became the members of Sensus Healthcare, Inc.'s board of directors and the officers of Sensus Healthcare, LLC became the officers of Sensus Healthcare, Inc.

Prior to the commencement of this offering, we expect to effect a forward stock split of 152.18-for-one. The number of shares of common stock that warrants or options will be exercisable to purchase, as well as the exercise prices, will be subject to further adjustment in connection with the foregoing stock split. Following the forward stock split, we expect that our existing stockholders will hold approximately 7.1 million shares of our common stock, on a fully diluted basis.

Except as otherwise noted herein, the financial statements included elsewhere in this prospectus give retroactive effect to our corporate conversion. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our financial statements, except for the effects of income taxes.

Conversion of Cumulative Preferred Dividends into Common Stock

Pursuant to the Limited Liability Company Agreement of Sensus Healthcare, LLC, as amended (the "LLC Agreement"), holders of units with preferred returns were entitled to receive an 8% non-compounded preferred return. Following our corporate conversion, effective as of January 1, 2016 this preferred return ceased accumulating. Pursuant to the plan of conversion, in exchange for the termination of the preferred return, former holders of units with a preferred return are entitled to a one-time payment of approximately $1.38 per share ("Dividend Payment"), or a total of $2,674,197 upon the closing of this initial public offering or if a Change in Control occurs prior to the closing of this offering. "Change in Control" means (i) the sale of all or substantially all of the assets of the company or of more than 51% of the capital stock of the company; or (ii) a merger, consolidation, recapitalization or reorganization of the company that results in the inability of the then-existing stockholders to designate or elect a majority of the members of the company's board of directors (or equivalent governing body) of the resulting entity or its parent company. Each holder of units with a preferred return has been given a one-time right, which must be exercised within 30 days after the closing of this offering, to elect to convert all or a portion of their Dividend Payment into shares of our common stock at the same price of our common stock in this offering. We will mail an election form to each

39

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2015:

- on an actual basis;
- on a pro forma basis to give effect to the accrual of the dividend payable to the former holders of units with a preferred return that was declared upon our conversion from a Delaware limited liability company to a Delaware corporation, effective January 1, 2016; and
- on a pro forma as adjusted basis to additionally give effect to the 152.18-for-one forward stock split and issuance of shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share (the midpoint of our expected offering price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following information together with the information contained under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of December 31, 2015		
	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$ 5,065,068	$ 5,065,068	$ 23,465,068
Total debt	422,702	422,702	422,702
Stockholders' equity (deficit):			
Preferred stock, $0.01 par value per share (no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, none issued and outstanding, pro forma as adjusted)	—	—	—
Common stock, $0.01 par value per share (1,000,000 shares authorized, 42,852 shares issued and outstanding, actual; 1,000,000 shares authorized, 42,852 shares issued and outstanding, pro forma; 50,000,000 shares authorized, 8,503,031 shares issued and outstanding, pro forma as adjusted)	428	428	85,030
Additional paid-in capital	13,366,985	13,366,985	31,103,756
Accumulated deficit	(7,445,809)	(10,120,006)	(10,120,006)
Total stockholders' equity	5,921,604	3,247,407	21,068,780
Total capitalization	$ 6,344,306	$ 3,670,109	$ 21,491,482

Pro forma as adjusted common stock outstanding incudes (i) 1,818,182 shares of common stock to be issued in this offering; (ii) 163,632 shares of restricted common stock estimated to be issued to certain employees assuming our offering price is $11.00 per share (the midpoint of the range set forth on the cover of this prospectus).

The table does not reflect as of such date:

- as of December 31, 2015, 9,130 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.57 per share; or
- as of December 31, 2015, 396,733 shares issuable upon the exercise of warrants at a weighted-average exercise price of $3.84 per share following the corporate conversion.

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this

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DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after the consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding. As of December 31, 2015, our net tangible book value was $5,198,709, or $121.32 per share of common stock, which represents the amount of our total tangible assets less total liabilities, divided by 42,852, the number of shares outstanding at December 31, 2015 (without giving effect to our expected 152.18-for-one forward stock split).

After giving effect to the corporate conversion and our expected 152.18-for-one forward stock split, pro forma net tangible book value as of December 31, 2015 would have been $5,198,709, or $0.80 per share based on the shares of common stock issued and outstanding after the corporate conversion. After giving effect to our sale of common stock in this offering at the initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been $20,345,885, or $2.39 per share (assuming no exercise of the underwriters' option to purchase additional shares of our common stock). This represents an immediate and substantial dilution of $8.61 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$11.00
Net tangible book value per share before this offering	$0.80	
Increase in net tangible book value per share attributable to this offering	$1.59	
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$ 2.39
Dilution per share to new investors in this offering		$ 8.61

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity by approximately $10.1 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters' option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $23,105,885, or $2.63 per share, and the dilution to new investors participating in this offering would be $8.37 per share.

The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

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The following table summarizes, on a pro forma as adjusted basis as of December 31, 2015, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount (in millions)	Percent	
Existing investors	6,684,849	78.6%	$14,601,500	42.2%	$ 2.18
New investors in this offering	1,818,182	21.4%	$20,000,000	57.8%	$11.00
Total	8,503,031	100%	$34,601,500	100%	$ 4.07

In addition, if the underwriters' option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to 76.1% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to 23.9% of the total number of shares of common stock to be outstanding upon completion of the offering.

The discussion and tables above are based on 8,503,031 shares of our common stock outstanding as of December 31, 2015 and assume no exercise of stock options outstanding and the expected issuance of 163,632 shares of restricted stock under our equity incentive plans. The tables do not reflect as of such date:

- as of December 31, 2015, 9,130 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.57 per share;
- as of December 31, 2015, 396,733 shares issuable upon the exercise of warrants at a weighted-average exercise price of $3.84 per share following the corporate conversion;
- 86,368 additional shares reserved for future issuance under our 2016 Equity Incentive Plan; and
- shares issuable upon the election of former holders of units with a preferred return, within 30 days of the closing of this offering to convert all or a portion of the cumulative preferred dividend into shares of common stock at the initial public offering price.

If, after giving effect to the corporate conversion, all of our outstanding options and warrants were exercised, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been $0.98 per share and our pro forma as adjusted net tangible book value after giving effect to this offering would have been $2.46 per share, causing dilution to new investors purchasing shares in this offering of $8.54 per share. Shares purchased by new investors would then represent 55.3% of the shares purchased from us for 20.4% of the total consideration.

To the extent that options are exercised or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences include, but are not limited to, those identified below and those described under the heading "Risk Factors" appearing elsewhere in this prospectus.

Overview

Sensus Healthcare, LLC, a Delaware limited liability company, was formed on May 7, 2010, to design, manufacture and market proprietary medical devices specializing in the treatment of non-melanoma skin cancers and other skin conditions, such as keloids, with superficial radiation therapy. In June 2010, Sensus Healthcare, LLC, a Florida limited liability company ("Sensus (FL)") acquired all the assets associated with our primary product, the SRT-100, from Topex, Inc. for $1.3 million. Following this acquisition, we relaunched the SRT-100 under the Sensus Healthcare brand. In December 2011, we merged with Sensus (FL), with the Delaware limited liability company surviving the merger for the purpose of changing our domicile from Florida to Delaware.

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and we changed our name to Sensus Healthcare, Inc. As a result of the corporate conversion, all holders of units of Sensus Healthcare, LLC became holders of common stock of Sensus Healthcare, Inc. Holders of warrants and options to purchase units of Sensus Healthcare, LLC became holders of warrants and options to purchase common stock of Sensus Healthcare, Inc., respectively.

The SRT-100 is a photon x-ray low energy superficial radiotherapy system that provides patients an alternative to surgery for treating non-melanoma skin cancers, including basal cell and squamous cell skin cancers and other skin conditions such as keloids. The SRT-100 is especially effective in treating primary lesions that would otherwise be difficult or require extensive surgery involving sensitive areas of the head and neck regions, such as the fold in the nose, eyelids, lips, corner of the mouth, and the lining of the ear, that would otherwise lead to a less than desirable cosmetic outcome. Superficial radiation therapy treatment procedures do not require the use of anesthetics and eliminates the need for skin grafting. The SRT-100 provides healthcare providers and patients with a safe, virtually painless, and substantially non-scarring treatment option for non-melanoma skin cancer and other skin conditions, such as keloids. It allows dermatologists to retain non-melanoma skin cancer patients, rather than referring them to specialists, while offering radiation oncologists an alternative to costly linear accelerator–based treatments with a process that is less invasive, more time-efficient, and improves practice economics. Our revenue is primarily derived from sales of our SRT-100 product line.

Corporate conversion

The purpose of the corporate conversion was to reorganize our corporate structure so that we are a corporation rather than a limited liability company and so that our existing investors own our common stock rather than equity interests in a limited liability company. For further information regarding the corporate conversion, see "Corporate Conversion." References elsewhere in this prospectus to our capitalization and other matters pertaining to our equity and shares prior to the corporate conversion relate to the capitalization and equity and shares of Sensus Healthcare, LLC, and after the corporate conversion, to Sensus Healthcare, Inc.

The financial statements included elsewhere in this prospectus and management's discussion and analysis of financial condition and results of operations give retroactive effect to the corporate conversion, but do not give effect to our expected 152.18-for-one forward stock split. Effective January 1, 2016, we will be subject to corporate income taxes.

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Components of our results of operations

We manage our business globally within one reportable segment, which is consistent with how our management reviews our business, prioritizes investment and resource allocation decisions and assesses operating performance.

Revenue

Our sales primarily relate to sales of our devices. We recognize product revenue upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured. We do not provide a right of return related to product sales. Revenues for service contracts are recognized over the service contract period on a straight-line basis. Revenue for rentals of equipment is recognized over the lease term on a straight-line basis.

We sell products and services under multiple-element arrangements with separate units of accounting; in these situations, total consideration is allocated to the identified units of accounting based on their relative selling prices and revenue is then recognized for each unit based on its specific characteristics. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. The principal deliverables in our multiple deliverable arrangements that qualify as separate units of accounting consist of (i) sales of medical devices and accessories and (ii) service contracts. Performance obligations, including installation and customer training, are considered inconsequential and are combined with the product as one unit of accounting. We operate in a highly regulatory environment and are continually entering into new markets in which state or foreign approval is sometimes required prior to the customer being able to use the product. In these cases, where regulatory approval is pending, revenue is deferred until such time regulatory approval is obtained and customer acceptance becomes certain.

Deferred revenue consists of payments from customers for separately priced service contracts, deposits on products and sales pending regulatory approval.

We provide warranties, generally one year, in conjunction with the sale of our product. These warranties are short term in nature and entitle the customer to repair, replacement, or modification of a defective product subject to the terms of the respective warranty. We record an estimate of future warranty claims at the time we recognize revenue from the sale of the product based upon management's estimate of the future claims rate.

We expect revenue to increase in the future as we expand our sales, marketing and distribution capabilities to support growth in the U.S. and internationally as the SRT-100 becomes more widely adopted and new products are introduced. Revenue for the fiscal year 2015 significantly increased from 2014 levels due to the resolution of the CMS reimbursement uncertainty discussed below in "Significant trends and uncertainties impacting our business."

Cost of sales

Since July 2010, we have used a third party manufacturer for the production and manufacture of our main products, the SRT-100 product line, in accordance with our product specifications. Cost of sales consist primarily of manufacturing, procurement and shipping, overhead costs, direct material costs, direct labor, depreciation and amortization. A significant portion of our cost of sales consists of costs paid to our third party manufacturer.

Gross profit

We calculate gross profit as net revenue less cost of sales. Our gross profit has been and will continue to be affected by a variety of factors, including production volumes, manufacturing costs, product reliability and the implementation over time of cost-reduction strategies. Our gross profit will likely continue to fluctuate from quarter to quarter.

Selling and marketing

We focus on two primary markets, private dermatology practices and radiation oncologists in both private and hospital settings. We currently employ a multi-tier sales strategy in an attempt to optimize geographic

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coverage and focus on what we perceive to be our key markets. This multi-tier sales model uses a direct sales force (currently nine people), international dealers and distributors, and, to a lesser degree, regional independent sales representatives compensated on a commission-only basis.

General and administrative

General and administrative expense, or G&A, consists primarily of salaries, employee benefits, bonuses, and related costs for personnel who support our general operations such as executive management, information technology, finance, accounting and human resource functions, as well as legal and other professional fees. We expect the amount of G&A expenses to continue to increase for the foreseeable future as we employ additional personnel and incur additional legal, accounting, insurance and other professional service fees associated with being a public company. We expect G&A expenses to continue to decrease as a percentage of net revenue if we are successful in growing the sales of our products.

Research and development

We expect the amount of our research and development, or R&D, expense to increase as we continue to innovate and introduce new products and technologies. However, we anticipate that our R&D costs will decrease as a percentage of net revenues over time if we are successful growing the sales of our products.

Other income (expense)

Other income (expense) primarily consists of interest payments made pursuant to our secured credit facility entered into on in March 2013 with Silicon Valley Bank, as amended in March 2015. Our interest expense will fluctuate in future periods to the extent we incur additional, or pay down, indebtedness.

Income taxes

Until December 31, 2015, the Company was a limited liability corporation (LLC) that had elected to be taxed as a pass-through entity and accordingly, we did not recognize a federal or state income tax provision for the years ended December 31, 2013, 2014 and 2015. Beginning in 2016, as a result of the conversion from an LLC to a Delaware corporation, income tax (benefit) expense will consist of income taxes in jurisdictions in which we conduct business. We will be taxed at the rates applicable within each jurisdiction in which we operate or generate revenue. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will not be achieved.

Significant trends and uncertainties impacting our business

Many third-party payors follow coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the U.S. Medicare program, in setting their coverage and reimbursement policies. Beginning in 2013, the AMA CPT® Editorial Panel, or the AMA, commenced a review of the reportable codes during an episode of superficial radiation therapy, including a recommendation to eliminate several reportable codes used for superficial radiation therapy. During this review, future reimbursement levels became uncertain. This uncertainty significantly impacted sales of our products in 2014 as many of our customers delayed purchasing decisions until the reimbursement review was completed. At the conclusion of the review at the end of 2014, and effective January 1, 2015, the total reimbursement for an episode of care remained similar to the reimbursement prior to the review; however, we believe that the uncertainty during 2014 regarding the final rates for 2015 had a significant negative impact on our 2014 sales. While a number of codes used for superficial radiation therapy were no longer reportable in 2015, the AMA indicated alternative codes could be reported for a common episode of care, therefore compensating for the impact of the eliminated codes. As the uncertainty of the reimbursement has subsided, our sales in 2015 returned to 2013 levels. In 2015, CMS reviewed the value of the superficial radiation therapy treatment delivery code value for 2016 and made a slight increase.

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Performance-based cash bonus compensation

Our executive compensation program includes an annual performance-based discretionary cash bonus. Our board of directors approves the terms and conditions of these awards on an annual basis. We intend to continue an annual performance-based cash bonus program for the named executive officers.

Equity incentive compensation

Since 2013, we have granted options under our 2013 Option Plan. The option award agreements for all participants in the 2013 Option Plan are substantially similar. The awards provide for a five-year vesting period, with 100% of the options vesting on the fifth anniversary of the grant date. The plan also provides for accelerated vesting in the event of a change in control or termination of employment by us other than for cause and such termination occurs within 90 days prior to a change in control. Historically, we have not provided option awards to any of our named executive officers. For information about the equity awards held by the named executive officers at December 31, 2015, see "Outstanding equity awards at Fiscal Year-End" below.

In connection with the corporate conversion, outstanding options were converted into options to purchase our common stock at a one for one basis. Upon a change in control, which includes the closing of an initial public offering, all outstanding options will become immediately vested and will be automatically exercised pursuant to a cashless exercise feature, as set forth in our 2013 Option Plan.

In July 2015, we granted Mr. Levine 66,198 shares, equal to approximately one percent of the then-issued and outstanding shares of the company, which shares will vest upon the expiration of contractual lock-ups following the occurrence of a Liquidity Event (as defined in his equity grant agreement), which will include the successful completion of this offering.

Immediately following the pricing of this offering, our Compensation Committee expects to grant an aggregate of $1.8 million in restricted stock awards, or 163,636 shares (based on $11.00 per share — the midpoint of the price range set forth on the cover page of this prospectus), to certain of our officers and employees. Of these 163,636 shares, we expect to issue 90,909 shares to Arthur Levine, our Chief Financial Officer. The remaining shares are expected to be issued to our non-executive officer employees. The actual number of shares issued will depend on the final price per share of the common stock sold in this offering. All of the shares of restricted stock issued will vest in equal annual installments over a 4-year vesting period beginning on the date of grant. These grants will be subject to customary restrictions and other terms and conditions contained in each recipient's respective restricted stock grant agreement.

Benefits and perquisites

We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees, except that we pay the employee contribution toward the cost of health insurance for our named executive officers and we provide our named executive officers the opportunity for an executive physical. We offer a 401(k) plan to all eligible employees. In addition, Messrs. Sardano, Fishman and Levine each receive a non-accountable monthly car allowance.

Summary compensation table

The following table sets forth information concerning the total compensation awarded to, earned by or paid to the named executive officers for the fiscal year ended December 31, 2015, calculated in accordance with SEC rules and regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All other compensation ($)(2)	Total ($)
Joseph C. Sardano *Chief Executive Officer*	2015	272,475	55,000	31,372	358,847
Kalman Fishman *Chief Technology Officer*	2015	189,000	57,800	32,560	279,360
Arthur Levine *Chief Financial Officer*	2015	160,000	48,000	36,672	244,672

(1) For Mr. Fishman, his 2015 bonus includes $20,000 in sales commissions.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 1, 2016 regarding the beneficial ownership of our common stock, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, by:

- each person or group known by us to beneficially owns more than 5% of our outstanding shares of common stock;
- each of our named executive officers;
- each of our directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on 6,521,217 shares of common stock outstanding prior to this offering after giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares of our common stock and shares of common stock to be outstanding after the completion of this offering, assuming exercise of the underwriters' option to purchase additional shares of our common stock in full.

The address for each beneficial owner is c/o Sensus Healthcare, Inc., 851 Broken Sound Pkwy. NW #215, Boca Raton, Florida 33487.

			After this offering[1]			
	Prior to this offering		Assuming underwriters' option to purchase additional shares is not exercised		Assuming underwriters' option to purchase additional shares is exercised in full	
	Number of shares beneficially owned		Number of shares beneficially owned		Number of shares beneficially owned	
Name	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% Stockholders						
Richard Golin	625,407	9.6%	625,407	7.2%	625,407	6.9%
Stephen Cohen	625,407	9.6%	625,407	7.2%	625,407	6.9%
Named executive officers and directors						
Joseph C. Sardano	1,033,194	15.8%	1,033,194	11.8%	1,033,194	11.5%
Kalman Fishman	625,407	9.6%	625,407	7.2%	625,407	6.9%
Arthur Levine[2]	157,107	2.4%	157,107	1.8%	157,107	1.7%
John Heinrich	18,832	*	18,832	*	18,832	*
William McCall[3]	342,405	5.0%	342,405	3.8%	342,405	3.7%
Samuel O'Rear	83,863	1.3%	83,863	1.0%	83,863	*
Current executive officers and directors as a group (8 persons)	**3,511,622**	**51.2%**	**3,511,622**	**38.6%**	**3,511,622**	**37.5%**

* Represents less than 1%.

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(1) Assumes that each stockholder entitled to receive a Dividend Payment in connection with our corporate conversion elects to receive such Dividend Payment in the form of our common stock. See "Corporate Conversion."

(2) Includes 90,909 shares of restricted stock (based on $11.00 per share – the midpoint of the price range set forth on the cover page of this prospectus) expected to be issued to Mr. Levine under our 2016 Equity Incentive Plan immediately following the pricing of this offering. See "Executive and Director Compensation – Equity incentive compensation."

(3) Represents 342,405 shares issuable upon exercise of warrants held by Investors Capital Alliance, LLC, for which Mr. McCall serves as managing partner and over which Mr. McCall has voting and dispositive authority.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to the completion of this offering, we expect to adopt a written policy on transactions with related persons. Under SEC rules, a related person is an officer, director, nominee for director or beneficial owner of more than 5% of any class of our voting securities (our 5% Security Holders) or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy and our code of ethics and business conduct, directors (including director nominees), executive officers and employees will be required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved.

The audit committee of the board of directors is responsible for evaluating each related party transaction and making a determination as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Our audit committee will approve only those transactions that it determines are in our best interest. In particular, our policy on related party transactions will require our audit committee to consider, among other factors it deems appropriate:

- whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; and
- the extent of the related party's interest in the transaction.

Pursuant to our policy on related party transactions, our audit committee will identify the following categories of transactions as deemed to be preapproved by the audit committee, even if the aggregate amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the Company's average assets as of the last day of the Company's two most recent fiscal years:

- our employment of any executive officer or compensation paid by us to any executive officer if, among other conditions, our compensation committee approved (or recommended that our board of directors approve) such compensation;
- any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 of the SEC's compensation disclosure requirements;
- any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last two completed fiscal years;
- any charitable contribution, grant or endowment made by us to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last two completed fiscal years;
- any transaction where the related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis; and
- any transaction involving a related person where the rates or charges involved are determined by competitive bids.

In addition, our code of business conduct and ethics requires that each of our employees and directors inform our corporate counsel or the audit committee of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

Other than compensation agreements and other arrangements which are described under "Executive and Director Compensation" and the transactions described below, since January 1, 2013, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a

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party in which the amount involved exceeded or will exceed $82,894 (our current threshold for reporting related party transactions) and in which any related person had or will have a direct or indirect material interest.

Relationship of Certain Employees

James Sardano, the brother of our President and Chief Executive Officer Joseph C. Sardano, is currently employed as a member of our sales team and received compensation in the amount of $120,080 and $180,577 during 2014 and 2013, respectively.

Conversion to corporate form

On January 1, 2016, we converted from a Delaware limited liability company to a Delaware corporation under the name Sensus Healthcare, Inc. Existing holders, including our 5% Security Holders, executive officers and directors, of (1) units and (2) options and warrants to purchase units, received the number of shares of common stock or the number of options described in this prospectus as a result of the corporate conversion. The existing securities held by our officers, directors, nominees for director and 5% Security Holders, executive officers and directors will be converted on the same basis as all other holders of such securities. See "Corporate Conversion" and "Principal Stockholders" for additional information.

Limitation of liability and indemnification

As permitted by Delaware law, we adopted provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
- any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation or bylaws, as applicable, that will be effective as of the closing date of this offering also provide that:

- we will indemnify our directors and officers to the fullest extent permitted by law; and
- we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding for which indemnification is required.

Pursuant to Delaware law, we may, by action of our board of directors, also indemnify our other employees and other agents to the same extent that we may indemnify our officers and directors.

We anticipate entering into indemnification agreements with our directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. We expect that each of these indemnification agreements will provide that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his capacity as a director or officer, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. We expect that each of these indemnification agreements will provide that in the event that we do not assume the defense of a claim against a director or officer, we will be required to advance his expenses in

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connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We also intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other transactions

The Compensation Committee of our Board of Directors expects to approve grants of restricted stock under our 2016 Equity Incentive Plan to Arthur Levine, our Chief Financial Officer, and certain other non-executive officer employees, effective upon the pricing of this offering. The value of the shares to be issued to Mr. Levine is approximately $1 million (based on $11.00 per share – the midpoint of the price range set forth on the cover page of this prospectus). For a description of these grants, see "Executive and Director Compensation – Equity incentive compensation."

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SENSUS HEALTHCARE, INC.

BALANCE SHEETS

	As of December 31,	
	2014	2015
Assets		
Current Assets		
Cash and cash equivalents	$ 4,538,713	$ 5,065,068
Accounts receivable, net	407,592	2,071,572
Inventories	844,074	998,861
Prepaid expenses and other	48,312	432,787
Total Current Assets	5,838,691	8,568,288
Property and Equipment, Net	260,497	320,699
Patent Rights, Net	819,281	722,895
Deposits	24,272	24,272
Total Assets	$ 6,942,741	$ 9,636,154
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 1,081,039	$ 2,307,465
Product warranties	47,614	48,363
Revolving credit facility	375,000	422,702
Deferred revenue, current portion	1,249,880	890,234
Total Current Liabilities	2,753,533	3,668,764
Deferred Revenue, Net of Current Portion	51,000	45,786
Total Liabilities	2,804,533	3,714,550
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.01 par value – 1,000,000 shares authorized, 40,835 and 42,852 shares issued and outstanding at December 31, 2014 and 2015, respectively	408	428
Additional paid-in capital	11,346,342	13,366,985
Accumulated deficit	(7,208,542)	(7,445,809)
Total Stockholders' Equity	4,138,208	5,921,604
Total Liabilities and Stockholders' Equity	$ 6,942,741	$ 9,636,154

The accompanying footnotes are an integral part of these financial statements.

F-3

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies – (continued)

The reclassification for the years ended December 31, 2013 and 2014 was as follows:

	2013	2014
Amortization:		
Cost of sales	$ 96,386	$ 96,386
Depreciation:		
Cost of sales	42,249	82,861
Selling and marketing	109,724	79,901
General and administrative	17,198	13,501
	$265,557	**$272,649**

Note 2 — Property and Equipment

	As to December 31, 2014	As to December 31, 2015	Estimated Useful Lives
Operations and rental equipment	$ 290,364	$ 504,786	3 years
Tradeshow and demo equipment	392,002	397,325	3 years
Computer equipment	72,894	88,451	3 years
	755,260	990,562	
Less accumulated depreciation	(494,763)	(669,863)	
Property and Equipment, Net	$ 260,497	$ 320,699	

Depreciation expense was approximately $169,000, $176,000 and $219,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

Note 3 — Patent Rights

	As to December 31, 2014	As to December 31, 2015
Gross carrying amount	$1,253,018	$1,253,018
Less accumulated depreciation	(433,737)	(530,123)
Net Carrying Amount	$ 819,281	722,895

Amortization expense was approximately $96,000 for each of the years ended December 31, 2013, 2014 and 2015 and is included in cost of sales in the statement of operations. Future amortization expense is as follows:

2016	$ 96,386
2017	96,386
2018	96,386
2019	96,386
2020	96,386
Thereafter	240,965
Total	$722,895

Note 4 — Revolving Credit Facility

On March 12, 2013, the Company entered into a 2-year $3 million revolving credit facility. The credit facility was amended and extended effective March 12, 2015. The maximum borrowing was reduced to $1,500,000 and is limited by the Company's eligible borrowing base of 80% of eligible accounts receivable.

F-12

- the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and
- the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each of the registrants incorporated in Delaware under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Sensus Healthcare, Inc. may, in its discretion, similarly indemnify its employees and agents.

The certificate of incorporation and bylaws of Sensus Healthcare, Inc. provide that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Sensus Healthcare, Inc. will indemnify directors and officers from and against any and all of the expenses, liabilities or other maters referred to in Section 145 of the DGCL. In addition, the certificate of incorporation of Sensus Healthcare, Inc. relieves its directors from monetary damages to it or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Sensus Healthcare, Inc. also intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold or exchanged since January 1, 2013, which were not registered under the Securities Act. Amounts in parentheses below in this Item 15 give effect to our corporate conversion and our expected 152.18 –for-one forward stock split.

(1) Since January 1, 2013, we have issued units in the following transactions:

- On January 3, 2013, we issued an aggregate of 3,575 units without preferred returns (544,043 shares) to certain investors in a private placement at a price per unit of $1,000 ($6.57 per share) for aggregate gross consideration of approximately $3.6 million. In addition, we issued warrants to acquire an aggregate of 357 units (54,328 shares), with an exercise price of $1,100 per unit ($7.23 per share) and which were exercisable for a five-year term. In connection with this private placement we paid placement agent commissions and fees in the aggregate amount of approximately $0.4 million.

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- On December 28, 2015, we issued an aggregate of 2,017 units (306,947 shares) without preferred returns to certain investors in a private placement at a price per unit of $1,090.73 ($7.17 per share) for aggregate gross consideration of $2.2 million. In connection with this private placement we paid placement agent commissions and fees in the aggregate amount of approximately $0.2 million.

(2) Since January 1, 2013, we have issued units in the following transactions to certain of our employees:

- On July 30, 2015, we issued 435 units (66,198 shares) without preferred returns to Arthur Levine, our Chief Financial Officer, as equity compensation. These units will vest upon the expiration of the contractual lock-up agreements in connection with a Liquidity Event (as defined in his equity grant agreement), which includes this initial public offering.
- We have granted options to employees under our 2013 Option Plan to acquire 60 units (9,130 shares) with a weighted-average exercise price of $1,000 per unit ($6.57 per share).

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (1) by virtue of Section 4(a)(2) and Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the unit certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (2) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and financial statement schedules.

(a) The exhibits listed below in the "Index to exhibits" are part of this Registration Statement on Form S-1 and are numbered in accordance with Item 601 of Regulation S-K.

(b) Financial statement schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) The undersigned will provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on March 24, 2016.

Sensus Healthcare, Inc.

By: /s/ Arthur Levine
Arthur Levine
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date
* Joseph C. Sardano	Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2016
/s/ Arthur Levine Arthur Levine	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 24, 2016
* John Heinrich	Director	March 24, 2016
* William McCall	Director	March 24, 2016
* Samuel O'Rear	Director	March 24, 2016

*By: /s/ Arthur Levine
Attorney-in-Fact

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INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Merger, dated as of December 12, 2011, by and between Sensus Healthcare, LLC and Sensus Healthcare, LLC.
2.2*	Plan of Conversion of Sensus Healthcare, LLC.
3.1	Amended and Restated Certificate of Incorporation of Sensus Healthcare, Inc.
3.2*	Bylaws of Sensus Healthcare, Inc., effective as of January 1, 2016.
3.3*	Limited Liability Company Agreement, dated as of September 30, 2010, by and among Sensus Healthcare, LLC and the members party thereto.
3.4*	Amendment to Operating Agreement of Sensus Healthcare, LLC, dated as of February 28, 2012.
3.5*	Second Amendment to Operating Agreement of Sensus Healthcare, LLC, dated as of April 5, 2013.
4.1*	Warrant Agreement of Sensus Healthcare, LLC, dated as of March 31, 2011, by and between Sensus Healthcare, LLC and Anderson Strudwick, Inc.
4.2*	Assignment of Warrant Agreement, dated as of March 31, 2012, by and among Anderson Strudwick, Inc., Investors Capital Alliance, LLC and Sensus Healthcare, LLC.
4.3*	Form of Warrant Agreement of Sensus Healthcare, LLC, dated as of February 1, 2013, by and between Sensus Healthcare, LLC and certain investors.
5.1	Opinion of Gunster, Yoakley & Stewart, P.A.
10.1+*	Sensus Healthcare, LLC 2013 Option Plan.
10.2*	Amended and Restated Loan and Security Agreement by and between Sensus Healthcare, LLC and Silicon Valley Bank, dated as of March 12, 2013.
10.3*	Default Waiver and First Amendment to Amended and Restated Loan and Security Agreement by and between Sensus Healthcare, LLC and Silicon Valley Bank, dated May 12, 2015.
10.4*	Asset Purchase Agreement by and between Sensus Healthcare, LLC and Topex, Inc., dated as of April 16, 2010.
10.5*	Form of Indemnification Agreement.
10.6*	Office Lease Agreement, dated as of July 26, 2010, by and between Rexall Sundown, Inc. and Sensus Healthcare, LLC.
10.7*	Amendment to Lease, dated as of January 27, 2014, by and between Rexall Sundown, Inc. and Sensus Healthcare, LLC.
10.8+*	Form of Non-Qualified Option Grant Agreement.
10.9+*	Equity Grant Agreement, dated as of July 30, 2015, by and among Arthur Levine, Sensus Healthcare, LLC and certain contributing members named therein.
10.10+*	Employment Agreement between Sensus Healthcare, Inc. and Joseph C. Sardano.
10.11+*	Employment Agreement between Sensus Healthcare, Inc. and Kalman Fishman.
10.12+*	Employment Agreement between Sensus Healthcare, Inc. and Arthur Levine.
10.13#*	Manufacturing Agreement, dated as of July 20, 2010, by and between RbM Services, LLC and Sensus Healthcare, LLC.
10.14+*	Sensus Heathcare, Inc. 2016 Equity Incentive Plan.
10.15*	Waiver of Silicon Valley Bank, dated as of February 26, 2016.
14.1*	Sensus Healthcare, Inc. Code of Ethics.

II-6

Exhibit No.	Description
21.1*	Subsidiaries.
23.1	Consent of Marcum LLP.
23.2	Consent of Gunster, Yoakley & Stewart, P.A. — included in Exhibit 5.1.
24.1*	Power of Attorney.

* Previously filed.

\+ Indicates a management contract or compensatory plan

\# The Registrant has sought confidential treatment with respect to certain portions of this exhibit which has been submitted separately to the Securities and Exchange Commission.

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